SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

RELEASE

Portugal Telecom, SGPS, S.A.

Public Company

Registered Office: Avenida Fontes Pereira de Melo, 40, Lisboa

Share Capital: Euro 33,865,695 Euros

Registered in the Commercial Registry Office of Lisbon

and Corporation no. 503 215 058

Final terms for the

Spin-off of PT Multimédia

Lisbon, Portugal, 12 October 2007 – Portugal Telecom (“PT”) announces that the execution of the spin-off of its 58.43% holding in PT Multimédia (“PTM”) will be completed on 7 November 2007, under the following terms:

1.                   Timetable

First day on which PT shares trade ex-right to PT Multimedia shares	30 October (inclusive) (D)
Record date for PT shareholders to receive PT Multimédia shares in the spin-off	1 November (D+2)
Credit of PT Multimédia shares to PT’s shareholders accounts (through Central dos Valores Mobiliários)	7 November (D+6)

2.                   Spin-off ratio

Each shareholder will be allotted 0.176067 PT Multimédia shares for every PT share held on 1 November (“record date”).

The number of shares resulting from the application of the spin-off ratio will be rounded down, after calculation of the applicable withholding tax as described below, to the nearest whole share, and a cash amount will be paid for the corresponding difference.

3.                   Taxation of the spin-off

For tax purposes, the spin-off is considered a dividend in kind and therefore each PT shareholder will be subject to withholding tax in accordance with applicable legislation and payable in cash. As a result, the cash amount corresponding to the withholding tax applicable to each shareholder will be credited by PT with the financial intermediaries and thereafter forwarded to the Portuguese tax authorities, with PT retaining the corresponding number of PTM shares.

The cash amounts related to withholding tax and fractional shares will be determined by reference to the closing market price of PTM shares on the Eurolist by Euronext Lisbon on 6 November.

As a result of the application of the withholding tax mechanism, PT is expected to retain a shareholding of approximately 7% in PTM. Nevertheless, PT hereby informs that it will have no influence in the management of PTM and expects to dispose of such shareholding as soon as possible. PT or the buyers of such PTM shares from PT assume the commitment not to sell this holding during the six month period following the effective date of the spin-off.

4.                   Accounting treatment

From an accounting perspective, the spin-off is considered a dividend in kind and therefore PT’s shareholders’ equity will be reduced in the amount corresponding to the carrying value of PT’s shareholding in PTM. Considering the accounting value of PTM as at 30 June 2007, PT’s distributable reserves would be reduced by approximately Euro 350 million.

5.                   Calculation of the number of PTM shares to be allotted

For illustrative purposes only, the values applicable to a holder of 100 PT shares on the record date will be the following:

Number of PT shares on the record date	100
Spin-off ratio	0.176067
PTM’s reference market price (euro) (1)	Euro 10.50
Applicable withholding tax rate (%) (2)	20%
Withholding tax to be paid (euro)	Euro 36.97
Amount to receive in respect of fractional shares (euro)	Euro 0.90
Allotted PTM shares	14

(1) Closing market price on 12 October 2007. The reference market price for the calculation of the withholding tax and of the amount to be paid in lieu of fractional shares will be PTM’s closing market price on 6 November 2007. (2) Depending on the tax regime applicable to each shareholder.

Before the effective date of the spin-off, PT will issue a document describing the spin-off of PT Multimédia (“Information Statement”) to the holders of PT ADS’s and to the U.S. resident holders of PT’s ordinary shares who are U.S. resident. The Information Statement is expected to include, among other things, information regarding: (i) the spin-off; (ii) the business, financial condition and results of operations of PT Multimédia; (iii) risks relating to the spin-off; (iv) certain tax considerations for holders of Portugal Telecom ADSs and U.S. holders of Portugal Telecom ordinary shares; (v) certain relationships between Portugal Telecom and PT Multimédia; (vi) the management of PT Multimédia; and (vii) a description of the ordinary shares of PT Multimédia. We urge holders of Portugal Telecom ADSs and U.S. holders of Portugal Telecom ordinary shares to review the Information Statement when it is distributed.

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor is it intended to substitute the Information Statement and other sources of information about PT, PT Multimedia and the spin-off. The complete text in English of the Information Statement, together with the part of such document that is translated into Portuguese, will be available on PT’s website (www.telecom.pt) and on CMVM’s website (www.cmvm.pt).

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel: +351 21 500 1701
Fax: +351 21 500 0800

This document contains forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the implementation and timing of the spin-off and the calculation of the spin-off ratio are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 12, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.